BANK OF AMERICA CORPORATION

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

August 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-010

Attention:   Jessica Livingston, Division of Corporation Finance, Staff Attorney

Re:    Bank of America Corporation

Registration Statement on Form S-3 (File No. 333-257399)

Request for Acceleration of Effectiveness

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bank of America Corporation, BAC Capital Trust XIII, BAC Capital Trust XIV and BAC Capital Trust XV (the “Registrants”), hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-257399) (the “Registration Statement”) so that it will become effective at 9:00 a.m., New York City time, on August 4, 2021, or as soon thereafter as practicable. The members of the underwriting group for a “take down” from the Registration Statement have not been finally determined.

Please contact Elizabeth G. Wren at (704) 343-2319 or Barlow T. Mann at (704) 373-8952, of McGuireWoods LLP, counsel to the Registrants, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

BANK OF AMERICA CORPORATION

By:	/s/ Vincent Lichtenberger
Name:	Vincent Lichtenberger
Title:	Associate General Counsel

BAC CAPITAL TRUST XIII
BAC CAPITAL TRUST XIV
BAC CAPITAL TRUST XV

By:	/s/ Karim Kajani
Name:	Karim Kajani
Title:	Regular Trustee

By:	/s/ Min Zhang
Name:	Min Zhang
Title:	Regular Trustee

[BANK OF AMERICA CORPORATION REQUEST FOR

ACCELERATION OF EFFECTIVENESS – SIGNATURE PAGE]